UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT No. 5)

INVISA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

891063109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER	0

		6.	SHARED VOTING POWER	0

		7.	SOLE DISPOSITIVE POWER	0

		8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 0

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 3,807,271 (1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 3,807,271 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,807,271 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON CO
(1) Includes all of the shares issuable upon exercise of the warrants and up to 1,603,000 shares of common stock issuable upon conversion of the non-voting shares of Series A Convertible Preferred Stock owned by Monarch Pointe Fund, Ltd. (“MPF”).  The terms of the warrants and Series A Convertible Preferred Stock do not permit conversion if, following the conversion, either MPF or M.A.G. Capital, LLC and its affiliates would beneficially own more than 9.99% of the Issuer’s outstanding common stock.  Since MPF beneficially owns more than 9.99%, only a portion of the shares of common stock issuable upon conversion of the non-voting shares of Series A Convertible Preferred Stock owned by MPF have been included here.

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Tacon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 3,807,271 (1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 3,807,271 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,807,271 (1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IN

 (1) Includes shares owned by Monarch Pointe Fund, Ltd. (“MPF”).  The shares included here include shares of common stock, all of the shares issuable upon exercise of the warrants and up to 1,603,000 shares of common stock issuable upon conversion of the non-voting shares of Series A Convertible Preferred Stock owned by MPF.  The terms of the warrants and Series A Convertible Preferred Stock do not permit conversion if, following the conversion, either MPF or M.A.G. Capital, LLC and its affiliates would beneficially own more than 9.99% of the Issuer’s outstanding common stock.  Since MPF beneficially owns more than 9.99%, only a portion of the shares of common stock issuable upon conversion of the non-voting shares of Series A Convertible Preferred Stock owned by MPF have been included here.

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 0

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON IA

CUSIP NO. 891063109

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 0

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON IN

This statement is hereby amended and restated in its entirety as follows:

Item 1(a).  Name of Issuer.

The name of the issuer is Invisa, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 290 Cocoanut Street, Suite 1A, Sarasota, Florida 34236.

Item 2(a).  Name of Person Filing.

This statement is filed by Monarch Pointe Fund, Ltd. (“MPF”), William Tacon (“Mr. Tacon”), Mercator Momentum Fund, L.P. (“Mercator”), Mercator Momentum Fund III, L.P. (“Momentum Fund III”), M.A.G. Capital, LLC (“MAG”), and David F. Firestone (“Mr. Firestone”).

This statement relates to the securities directly owned by MPF.  Neither Mercator nor Momentum Fund III owns any securities in the Issuer. MAG was the general partner of each of Mercator and Momentum Fund III prior to their dissolutions.  MAG previously controlled the investments of MPF.  Mr. Firestone is the Managing Member of MAG.  Mercator, Momentum Fund III, MPF, MAG and Messrs. Tacon and Firestone are referred to herein as the “Reporting Persons.”

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The business address of each of MAG and Mr. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

The business address of each of Mercator and Momentum Fund III was 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

MPF currently is in liquidation.   Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, William Tacon serves as the liquidator of MPF and, as such, has control over the securities owned by MPF.  Mr. Tacon is a British citizen.  Mr. Tacon is a partner of Kroll (BVI) Limited, and his business address is c/o Kroll (BVI) Limited, PO Box 4571, Palm Grove House, 2nd Floor Wickhams Cay, Road Town Tortola, British Virgin Islands VG1110.

Item 2(c).  Citizenship.

Mercator was a California limited partnership.  Momentum Fund III was a California limited partnership.  MAG is a California limited liability company.  MPF is a corporation organized under the laws of the British Virgin Islands.  Mr. Tacon is a British citizen. Mr. Firestone is a U.S. Citizen.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number is 891063109.

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.    Ownership.

Items 5-11 of each Reporting Person’s respective cover page is incorporated herein by this reference. The percentage of class of securities in row 11 of the cover page is based on the assumption that the Issuer had 34,902,170 shares of Common Stock outstanding, which is the number of shares reported to be outstanding on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008.

MAG previously controlled the investments of MPF.  Mr. Firestone is the Managing Member of MAG.  As a result of their prior control over MPF, Mr. Firestone and MAG previously were deemed to beneficially own the securities of MPF.  Neither MAG nor Mr. Firestone directly owns any securities of Issuer.

Momentum Fund III was dissolved and terminated effective as of December 12, 2008.  In connection with the dissolution of Momentum Fund III, that fund distributed to its 30 partners all Issuer's securities that it owned.  Accordingly, Momentum Fund III no longer owns any of the Issuer's securities.  Upon the termination of Momentum Fund III, MAG ceased being the general partner of that entity and, accordingly, also ceased beneficially owning the Issuer's securities that were previously owned by Momentum Fund III.

As of the date of this filing, Mercator no longer owns any of the Issuer's securities.

MPF is currently in liquidation.  Pursuant to an order issued by the Eastern Caribbean Supreme Court, in the High Court of Justice, British Virgin Islands, Mr. Tacon now serves as the liquidator of MPF and, thereby, has replaced MAG (and Mr. Firestone) as the entity having control over the investments of MPF.  As the liquidator, Mr. Tacon currently has the sole right to control acquisition, disposition and voting of the Issuer’s securities that are owned by MPF.  Mr. Tacon does not directly own any of the Issuer’s securities.

As of the date of this filing, MPF owns 605,475 shares of Common Stock, warrants to purchase up to 1,598,795 shares of Common Stock, and 9,715 shares of nonvoting Series A Convertible Preferred Stock (“Series A Shares”), which are convertible into 2,590,667 shares of Common Stock.

Each Series A Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the conversion price, which is defined as 80% of the average of the lowest three intra-day trading prices of the Common Stock during the fifteen trading days preceding the conversion, providing, however, that the conversion price of the Series A Shares may not be less than $0.12 or more than $1.17, adjusted for stock splits and similar events.

The documentation governing the terms of the warrants and the Series A Shares contains provisions prohibiting any exercise of the warrants or conversion of Series A Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.  The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

As of December 31, 2008, each Series A Share was convertible to 833.33 shares of Common Stock, based on a conversion price of $0.12.

Item 5.    Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Neither Mercator, MAG, Mr. Firestone nor Momentum Fund III beneficially owns more than five percent of any class of the Issuer’s securities.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

The Reporting Persons do not constitute a group. The Reporting Persons previously filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.  As a result of the appointment of Mr. Tacon as the liquidator of MPF and as the replacement of MAG, all further filings with respect to the Issuer’s securities by MPF will be filed, if required, by MPF and Mr. Tacon in their individual capacities.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009	MONARCH POINTE FUND, LTD.

	By:	/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 14, 2009	/s/ William Tacon
William Tacon

Dated: January 14, 2009	M.A.G. CAPITAL, LLC

	By:	/s/ David Firestone
David Firestone,
Managing Member

Dated: January 14, 2009	/s/ David F. Firestone
David F. Firestone

Dated: January 14, 2009	MERCATOR MOMENTUM FUND, L.P.

	By:	M.A.G. CAPITAL, LLC, its general partner

		By:	/s/ David Firestone
David Firestone, Managing Member

Dated: December 12, 2008	MERCATOR MOMENTUM FUND III, L.P.

	By:	M.A.G. CAPITAL, LLC, its general partner

		By:	/s/ David Firestone
David Firestone, Managing Member

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

MONARCH POINTE FUND, LTD.

Dated: January 14, 2009	By:	/s/ William Tacon
William Tacon, court appointed liquidator

Dated: January 14, 2009	/s/ William Tacon
William Tacon

Dated: January 14, 2009	M.A.G. CAPITAL, LLC

	By:	/s/ David Firestone
David Firestone,
Managing Member

Dated: January 14, 2009	/s/ David F. Firestone
David F. Firestone

Dated: January 14, 2009	MERCATOR MOMENTUM FUND, L.P.

	By:	M.A.G. CAPITAL, LLC, its general partner

		By:	/s/ David Firestone
David Firestone, Managing Member

Dated: December 12, 2008	MERCATOR MOMENTUM FUND III, L.P.

	By:	M.A.G. CAPITAL, LLC, its general partner

		By:	/s/ David Firestone
David Firestone, Managing Member